EXHIBIT 99.1

DANAOS CORPORATION

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report.

Results of Operations

Three months ended March 31, 2020 compared to three months ended March 31, 2019

During the three months ended March 31, 2020, Danaos had an average of 55.7 containerships compared to 55 containerships during the three months ended March 31, 2019. Our fleet utilization for the three months ended March 31, 2020 was 91.3% compared to 98.2% for the three months ended March 31, 2019. Adjusted fleet utilization, excluding the effect of 188 days of incremental off-hire due to shipyard delays related to the COVID-19 pandemic, was 95% in the three months ended March 31, 2020.

Operating Revenues

Operating revenues decreased by 5.9%, or $6.7 million, to $106.2 million in the three months ended March 31, 2020 from $112.9 million in the three months ended March 31, 2019.

Operating revenues for the three months ended March 31, 2020 reflect:

•	a $6.1 million decrease in revenues due to lower fleet utilization of our vessels in the three months ended March 31, 2020 compared to the three months ended March 31, 2019 mainly due to the scheduled installation of scrubbers and dry-dockings of our vessels, of which $3.2 million relates to incremental delays in the Chinese shipyards where these activities were being performed due to the COVID-19 pandemic.

•	a $1.7 million decrease in revenues in the three months ended March 31, 2020 compared to the three months ended March 31, 2019 as a result of lower re-chartering rates for certain of our vessels. This decrease is due to a $4.5 million decrease in revenues due to the re-chartering of four vessels in our fleet that concluded long-term charters over the last twelve months and were re-deployed at the prevailing lower spot rates in the three months ended March 31, 2020, partially offset by a $2.8 million improvement from the re-chartering of other vessels in the fleet.

•	a $5.1 million increase in revenues in the three months ended March 31, 2020 compared to the three months ended March 31, 2019 as a result of contractual increases in charter rates of vessels under long-term charters.

•	a $4.9 million decrease in revenues in the three months ended March 31, 2020 compared to the three months ended March 31, 2019 due to lower non-cash revenue recognition in accordance with US GAAP.

•	a $0.9 million increase in revenues in the three months ended March 31, 2020 compared to the three months ended March 31, 2019 due to the acquisition of a new vessel.

Voyage Expenses

Voyage expenses increased by $0.7 million to $4.0 million in the three months ended March 31, 2020 from $3.3 million in the three months ended March 31, 2019 mainly due to increased bunkering expenses.

Vessel Operating Expenses

Vessel operating expenses increased by $0.1 million to $26.0 million in the three months ended March 31, 2020 from $25.9 million in the three months ended March 31, 2019, primarily as a result of the increase in the average number of vessels in our fleet, partially offset by an overall decrease in the average daily operating cost of $5,522 per vessel per day for vessels on time charter for the three months ended March 31, 2020 compared to $5,636 per day for the three months ended March 31, 2019. Management believes that our daily operating cost are among the most competitive in the industry.

Depreciation

Depreciation expense increased by 3.4%, or $0.8 million, to $24.6 million in the three months ended March 31, 2020 from $23.8 million in the three months ended March 31, 2019 mainly due to the installation of scrubbers on four of our vessels and the acquisition of the vessel Niledutch Lion in the three months ended March 31, 2020.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased by $0.1 million to $2.3 million in the three months ended March 31, 2020 from $2.2 million in the three months ended March 31, 2019.

General and Administrative Expenses

General and administrative expenses decreased by $1.1 million to $5.8 million in the three months ended March 31, 2020, from $6.9 million in the three months ended March 31, 2019. The decrease was mainly due to decreased share based compensation and professional fees.

Interest Expense and Interest Income

Interest expense decreased by 8.4%, or $1.5 million, to $16.3 million in the three months ended March 31, 2020 from $17.8 million in the three months ended March 31, 2019. The decrease in interest expense is attributable to:

•	a $0.6 million decrease in interest expense due to a $112.1 million decrease in our average debt (including leaseback obligations), to $1,544.2 million in the three months ended March 31, 2020, compared to $1,656.3 million in the three months ended March 31, 2019; and
•	a $0.9 million decrease in the amortization of deferred finance costs and debt discount related to our 2018 debt refinancing.

As of March 31, 2020, our bank debt outstanding, gross of deferred finance costs, was $1,396.3 million and leaseback obligation was $134.3 million compared to bank debt of $1,641.7 million as of March 31, 2019.

Interest income increased by $0.1 million to $1.7 million in the three months ended March 31, 2020 compared to $1.6 million in the three months ended March 31, 2019.

Other Finance Costs, net

Other finance costs, net increased by $0.3 million to $0.6 million in the three months ended March 31, 2020 compared to $0.3 million in the three months ended March 31, 2019.

Equity income/(loss) on investments

Equity income/(loss) on investments increased by $1.6 million to $1.5 million of income on investments in the three months ended March 31, 2020 compared to a $0.1 million loss on investments in the three months ended March 31, 2019 due to the improved operating performance of Gemini Shipholdings Corporation, in which the Company has a 49% shareholding interest.

Loss on derivatives

Amortization of deferred realized losses on interest rate swaps remained stable at $0.9 million in each of the three months ended March 31, 2020 and March 31, 2019.

Other income, net

Other income, net was $0.2 million in income in the three months ended March 31, 2020 compared to nil in the three months ended March 31, 2019.

Liquidity and Capital Resources

Our principal source of funds has been operating cash flows, vessel sales, and long-term bank borrowings, as well as equity provided by our stockholders from our initial public offering in October 2006, common stock sale in August 2010 and in the fourth quarter of 2019; and the capital contribution of Danaos Investment Limited as Trustee of the 883 Trust (“DIL”) on August 10, 2018. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements and repayment of debt.

Our short-term liquidity needs primarily relate to the funding of our vessel operating expenses, debt interest payments and servicing our debt obligations. Our long-term liquidity needs primarily relate to any additional vessel acquisitions in the containership sector and debt repayment. We anticipate that our primary sources of funds will be cash from operations and equity or debt financings.

Under our existing multi-year charters as of March 31, 2020, we had contracted revenues of $307.2 million for the remainder of 2020, $357.0 million for 2021 and, thereafter, approximately $0.6 billion. Although these contracted revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers, some of which are facing substantial financial pressure and the impact of COVID-19 on demand for seaborne transportation of containerized cargoes, to meet their obligations under these charters.

As of March 31, 2020, we had cash and cash equivalents of $97.0 million. As of March 31, 2020, we had no remaining borrowing availability under our credit facilities. As of March 31, 2020, we had $1,396.3 million of outstanding indebtedness gross of deferred finance costs. We are obligated to make quarterly fixed amortization payments, totaling $119.5 million to March 31, 2021, and quarterly variable amortization payments on this outstanding indebtedness. As of March 31, 2020, we also had $134.3 million of outstanding leaseback obligations, with aggregate payments of $32.5 million (including imputed interest) due in monthly installments by March 31, 2021, with respect to two of our 13,100 TEU vessels, the Hyundai Honour and Hyundai Respect, which we refinanced on May 12, 2020 as described below. See Note 3 “Fixed Assets, net” and Note 15 “Subsequent Events” to our unaudited condensed consolidated financial statements included in this report. We may consider opportunities to renew, replace or refinance our existing senior secured credit facilities, however, there is no assurance that any such transaction will be completed or on what terms.

In December 2019, we completed the sale of 9,418,080 shares of common stock in an underwritten public offering raising aggregate proceeds net of underwriting discounts of $54.4 million. Additionally, we incurred approximately $0.9 million of related share issuance costs.

In 2018, we entered into an agreement with certain of our lenders holding approximately $2.2 billion of debt maturing on December 31, 2018 for a debt refinancing transaction (the “2018 Refinancing”) which was consummated on August 10, 2018. The debt refinancing involved our entry into new credit facilities, which we refer to as the 2018 Credit Facilities, including the amendment and restatement of certain previous credit facilities, resulting in a $551 million reduction in our debt, reset financial and certain other covenants, modified interest rates and amortization profiles and the extension of debt maturities by approximately five years to December 31, 2023 (or, in some cases, June 30, 2024). In the 2018 Refinancing, we issued to certain of our lenders an aggregate of 7,095,877 shares of our common stock on the closing date of the 2018 Refinancing, representing 47.5% of our issued and outstanding common stock immediately after giving effect to such issuance. The issuance ratably diluted existing holders of the Common Stock. In connection with the 2018 Refinancing, DIL, our largest stockholder, contributed $10 million to us on the closing date of the 2018 Refinancing, for which DIL did not receive any shares of common stock or other interests in us. See the Note 10, “Long-term Debt, net” to our consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on February 27, 2020. Additionally, in connection with the 2018 Refinancing, we undertook to refinance two of our 13,100 TEU vessels, the Hyundai Honour and Hyundai Respect, which was completed on April 12, 2019 through a sale and leaseback arrangement with a term of five years, at the end of which we will reacquire the vessels for $52.6 million or earlier, at our option, for a purchase price specified in the agreement. The net proceeds from the sale-leaseback arrangement amounting to $144.8 million were applied pro rata to partially repay the existing credit facilities (Club Facility, Credit Suisse Facility, Citibank $114 mil. Facility and Citibank $123.9 mil. Facility) secured by mortgages on such vessels.

Under the 2018 Credit Facilities, we are required to apply a substantial portion of our cash from operations to the repayment of principal under such facilities. See Note 8 “Long-Term Debt, net” to our unaudited condensed consolidated financial statements included in this report. We also have significant payment obligations under our leaseback arrangements for the Hyundai Honour and Hyundai Respect. See Note 3 “Fixed Assets, net” to our unaudited condensed consolidated financial statements included in this report. We currently expect that the remaining portion of our cash from operations will be sufficient to fund all of our other obligations, including in light of our existing cash resources and the amount of our contracted revenue which, as described above, depends on our charterers’ continued fulfillment of their obligations to us. See “—Risk Factors.”

We have not paid a dividend since 2008, when our board of directors determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry. In addition, under the 2018 Credit Facilities we were not permitted to pay dividends, until (1) we received in excess of $50 million in net cash proceeds from offerings of common stock and (2) the payment in full of the first installment of amortization payable following the consummation of the debt refinancing under each new credit facility. Following the sale of shares of common stock in the public offering completed in December 2019 described above, these conditions are fully satisfied and we will be permitted under our credit facilities to pay dividends provided no event of default has occurred or would occur as a result of the payment of such dividend, and we remain in compliance with the financial and other covenants thereunder. To the extent our credit facilities permit us to pay dividends, any dividend payments will be subject to us having sufficient available excess cash and distributable reserves, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and the discretion of our board of directors.

In July 2014, ZIM and its creditors entered into definitive documentation effecting ZIM’s restructuring with its creditors. The terms of the restructuring included a reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of our vessels. The terms also included our receipt of approximately $49.9 million aggregate principal amount of unsecured, interest bearing ZIM notes maturing in 2023 (consisting of $8.8 million of 3% Series 1 Notes due 2023 amortizing subject to available cash flow in accordance with a corporate cash sweep mechanism, and $41.1 million of 5% Series 2 Notes due 2023 non-amortizing (of the 5% interest rate, 3% is payable quarterly in cash and 2% is payable in kind, accrued quarterly with deferred cash payment on maturity)) and ZIM shares representing approximately 7.4% of the outstanding ZIM shares immediately after the restructuring, in exchange for such charter rate reductions and cancellation of ZIM’s other obligations to us which relate to the outstanding long term receivable as of December 31, 2013. See Note 6, “Other Non-current Assets” to our unaudited condensed consolidated financial statements included in this report.

In July 2016, we entered into a charter restructuring agreement with Hyundai Merchant Marine (“HMM”), which provides for a 20% reduction, for the period until December 31, 2019 (or earlier charter expiration in the case of eight vessels), in the charter hire rates payable for thirteen of our vessels employed with HMM. In exchange, under the charter restructuring agreement we received (i) $32.8 million principal amount of senior, unsecured Loan Notes 1, amortizing subject to available cash flows, which accrue interest at 3% per annum payable on maturity in July 2024, (ii) $6.2 million principal amount of senior, unsecured, non-amortizing Loan Notes 2, which accrue interest at 3% per annum payable on maturity in December 2022 and (iii) 4,637,558 HMM shares, which were sold on September 1, 2016 for cash proceeds of $38.1 million. On March 28, 2017, the Company sold $13.0 million principal amount carried at amortized costs of $8.6 million of HMM Loan Notes 1 for gross cash proceeds on sale of $6.2 million resulting in a loss on sale of $2.4 million. The sale of these notes resulted in the transfer of all held to maturity securities into the available for sale securities and as of March 31, 2020, the unrealized holding losses of $46.6 million for all remaining HMM and ZIM notes has been recognized in accumulated other comprehensive income/(loss). See Note 6, “Other Non-current Assets” to our unaudited condensed consolidated financial statements included in this report.

In the three months period ended March 31, 2020, we installed scrubbers on four of our vessels with total costs of $17.1 million. We have agreed to install scrubbers on another five of our vessels with contracted obligations therefore, together with estimated costs related to their installation, expected to amount to approximately $21.2 million as of March 31, 2020, out of which advances of $11.1 million were paid before March 31, 2020 and the remaining amount of $10.1 million is expected to be paid in 2020.

On October 2, 2019, we entered into an agreement to acquire an 8,463 TEU container vessel built in 2005 for a gross purchase price of $25.0 million, of which $2.5 million was advanced before December 31, 2019. This vessel was delivered to us on April 14, 2020 and was renamed to Phoebe. On February 21, 2020, we entered into an agreement to acquire an 8,533 TEU container vessel built in 2005 for a gross purchase price of $23.6 million, of which $2.4 million was advanced before March 31, 2020. This vessel is expected to be delivered to us in June 2020. Additionally, in January 2020, we acquired an 8,626 TEU container vessel built in 2008 which was renamed to Niledutch Lion, for a gross purchase price of $28.0 million.

On April 8, 2020, we entered into a loan agreement with Macquarie Bank for an amount of up to $24 million drawn down in full on April 9, 2020. The loan was used to partially finance the acquisition costs of the vessels Niledutch Lion and Phoebe. The loan bears interest at LIBOR plus 3.9% margin and is repayable in nineteen quarterly instalments starting from September 30, 2020 over a five year period of the loan with a balloon payment amounting to $10.4 million.

On May 12, 2020, we refinanced the existing leaseback obligation related to the vessels Hyundai Honour and Hyundai Respect with a new sale and leaseback arrangement amounting to $139.1 million with a four-year term, at the end of which we will reacquire these vessels for an aggregate amount of $36.0 million or earlier, at our option, for a purchase price set forth in the agreement. This arrangement was recorded as a failed sale and leaseback with the net proceeds received recognized as a financial liability.

Impact of COVID-19 on our Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets. The duration and severity of this global health emergency and related disruptions is uncertain. The severe impact of the pandemic on global economic activity is expected to result in a global recession, the duration and severity of which is uncertain, and has negatively affected global demand for the seaborne transportation of containerized cargoes. As a result of the ongoing effects of COVID-19 pandemic on the global economy, global seaborne container trade is now expected to decline significantly in 2020, by up to 11% in TEU terms. Liner companies have been responding to these circumstances by reducing service and cutting sailings, which has increased idle containership fleet capacity. These dynamics are expected to continue until uncertainty surrounding the ability to contain the spread of COVID-19 and the duration and severity of the economic downturn lessens. As such, container freight rates and containership charter market rates have declined significantly, with short-term voyage charter rates declining by between 25% and 40%, depending on vessel size, and are expected to remain at relatively low levels during this period.

During the three months ended March 31, 2020, due to COVID-19 related restrictions we experienced delays in Chinese shipyards related to the scheduled installations of the scrubbers on certain of our vessels and delays in carrying out dry-docking repairs, which resulted in incremental off-hire time of our vessels ultimately leading to decreased operating revenue by approximately $3.2 million compared to our expectations. Travel restrictions imposed on a global level also caused disruptions in scheduled crew changes on our vessels and delays in carrying out of certain hull repairs and maintenance during the first quarter of 2020, which disruptions could continue to affect our operations.

The impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on our business, financial performance and the results of our operations, the extent of which will depend largely on future developments, which cannot be predicted with certainty. Any prolonged slowdown in the global economy would be likely to continue to negatively impact worldwide demand for products transported by containerships, adversely affect the liquidity and financial position of our charterers and decrease rechartering hire rates for our vessels resulting in reductions in our revenue and the market value of our vessels, which could materially adversely affect our business and results of operations, as well as our ability to service or refinance our debt and comply with financial covenants of our credit facilities.

See the section entitled “Risk Factors” below.

Cash Flows

	Three Months	Three Months
	ended	ended
	March 31, 2020	March 31, 2019
	(In thousands)
Net cash provided by operating activities	$55,427	$59,002
Net cash used in investing activities	$(42,321)	$(1,667)
Net cash used in financing activities	$(55,257)	$(53,301)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities decreased by $3.6 million, to $55.4 million provided by operating activities in the three months ended March 31, 2020 compared to $59.0 million provided by operating activities in the three months ended March 31, 2019. The decrease was the result mainly of a $6.7 million decrease in operating revenues, of which $3.2 million relates to the COVID-19 pandemic effect described above, higher payments for dry-docking and special survey costs by $4.7 million and an $0.2 million increase in operating expenses, which were partially offset by a $7.6 million change in working capital and a $0.4 million decrease in net finance costs in the three months ended March 31, 2020 compared to the three months ended March 31, 2019.

Net Cash Used in Investing Activities

Net cash flows used in investing activities increased by $40.6 million, to $42.3 million used in investing activities in the three months ended March 31, 2020 compared to $1.7 million used in investing activities in the three months ended March 31, 2019 due to the acquisition of a new vessel and advances mainly related to installation of scrubbers and vessel acquisitions.

Net Cash Used in Financing Activities

Net cash flows used in financing activities increased by $2.0 million, to $55.3 million used in financing activities in the three months ended March 31, 2020 compared to $53.3 million used in financing activities in the three months ended March 31, 2019.

Non-GAAP Financial Measures

We report our financial results in accordance with U.S. generally accepted accounting principles (GAAP). Management believes, however, that certain non-GAAP financial measures used in managing the business may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance. See the table below for supplemental financial data and corresponding reconciliation to GAAP financial measures. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest income and expense, taxes, depreciation, as well as amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued. Adjusted EBITDA represents net income before interest income and expense, taxes, depreciation, amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued and stock-based compensation. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA/Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA/Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Because of these limitations, EBITDA/Adjusted EBITDA should not be considered as principal indicators of our performance.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Three Months ended	Three Months ended
	March 31,	March 31,
	2020	2019
	(In thousands)
Net income	$29,089	$33,443
Depreciation	24,581	23,766
Amortization of deferred drydocking & special survey costs	2,310	2,191
Amortization of deferred realized losses of cash flow interest rate swaps	903	893
Amortization of finance costs and debt discount	4,054	4,959
Finance costs accrued (Exit Fees under our Bank Agreements)	138	167
Interest income	(1,714)	(1,596)
Interest expense	12,259	12,885
EBITDA	71,620	76,708
Stock based compensation	298	830
Adjusted EBITDA	$71,918	$77,538

EBITDA decreased by $5.1 million, to $71.6 million in the three months ended March 31, 2020 from $76.7 million in the three months ended March 31, 2019. This decrease was mainly attributed to a $6.7 million decrease in operating revenues, of which $3.2 million relates to the impact of the COVID-19 pandemic described above and a $0.3 million increase in other finance expenses, which were partially offset by an $1.6 million increase in the operating performance of our equity investees and a $0.3 million decrease in operating expenses in the three months ended March 31, 2020 compared to the three months ended March 31, 2019.

Adjusted EBITDA decreased by $5.6 million, to $71.9 million in the three months ended March 31, 2020 from $77.5 million in the three months ended March 31, 2019. This decrease was mainly attributed to a $6.7 million decrease in operating revenues, of which $3.2 million relates to the impact of the COVID-19 pandemic described above, a $0.3 million increase in other finance expenses and a $0.2 million increase in operating expenses, which were partially offset by a $1.6 million increase in the operating performance of our equity investees in the three months ended March 31, 2020 compared to the three months ended March 31, 2019. Adjusted EBITDA for the three months ended March 31, 2020 is adjusted for $0.3 million of stock-based compensation.

Credit Facilities

We, as guarantor, and certain of our subsidiaries, as borrowers, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet and the 2018 Refinancing, which are described in Note 10, “Long-term Debt, net” to our consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on February 27, 2020. The following summarizes certain terms of our credit facilities:

Credit Facility	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
The Royal Bank of Scotland $475.5 mil. Facility(2)	$454.5	The Progress C, the Highway, the Bridge, the Zim Monaco, the Express Argentina, the Express France, the Express Spain, the CMA CGM Racine, the America, the CMA CGM Melisande, the Hyundai Smart (ex Maersk Enping), the Express Berlin, the Le Havre and the Derby D
HSH Nordbank—Aegean Baltic Bank—Piraeus Bank $382.5 mil. Facility(2)	$367.6	The Vladivostok, the Advance, the Stride, the Future, the Sprinter, the Amalia C, the MSC Zebra, the Danae C, the Dimitris C, the Performance, the Europe, the Dimitra C, the Hyundai Speed (ex Maersk Exeter), the Express Rome, the CMA CGM Rabelais, the Pusan C and the ANL Tongala
Citibank $114 mil. Facility	$71.2	The CMA CGM Moliere and the CMA CGM Musset
Citibank $123.9 mil. Facility	$87.7	The Zim Rio Grande, the Zim Sao Paolo and the Zim Kingston
Citibank $120 mil. Facility(2)	$97.5	The Colombo, the Seattle C, the YM Vancouver, the Singapore and the Express Athens
Citibank—Eurobank $37.6 mil. Facility	$25.2	The Hyundai Ambition (ex MSC Ambition)
Club Facility $206.2 mil.	$139.1	The Zim Dalian, the Express Brazil, the YM Maturity, the Express Black Sea and
		the CMA CGM Attila
Credit Suisse $171.8 mil. Facility	$112.4	The Zim Luanda, the CMA CGM Nerval and the YM Mandate
Sinosure-Cexim-Citibank-ABN Amro $203.4 mil. Facility	$37.3	The CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson

(1)	As of March 31, 2020.
(2)	These credit facilities are also secured by a second priority lien on the CMA CGM Tancredi, the CMA CGM Bianca, the CMA CGM Samson and the Hyundai Ambition (ex MSC Ambition).

As of March 31, 2020, there was no remaining borrowing availability under our credit facilities. We were in compliance with the financial covenants of the credit facilities as of March 31, 2020 and December 31, 2019.

For additional details regarding the 2018 Refinancing and 2018 Credit Facilities and the Sinosure-CEXIM Credit Facility, please refer to Note 10, “Long-term Debt, net” to our consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on February 27, 2020.

Additionally, in connection with the 2018 Refinancing, we undertook to refinance two of our 13,100 TEU vessels, the Hyundai Honour and Hyundai Respect, which was completed on April 12, 2019 through a sale and leaseback arrangement with a term of five years at the end of which we will reacquire the vessels. The net proceeds amounting to $144.8 million were applied pro rata to repay the existing credit facilities secured by mortgages on such vessels. As of March 31, 2020, we had $134.3 million in outstanding leaseback obligations. See Note 3 “Fixed Assets, Net” to our unaudited condensed consolidated financial statements included in this report. On May 12, 2020, we refinanced this existing leaseback obligation related to the vessels Hyundai Honour and Hyundai Respect with a new sale and leaseback arrangement amounting to $139.1 million with a four-year term, at the end of which we will reacquire these vessels for an aggregate amount of $36.0 million or earlier, at our option, for a purchase price set forth in the agreement. This arrangement was recorded as a failed sale and leaseback with the net proceeds received recognized as a financial liability.

On April 8, 2020, the vessel owning companies Rewarding International Shipping Inc. and Blackwell Seaways Inc. entered into a loan agreement with Macquarie Bank, which is guaranteed by Danaos Corporation, for an amount up to $24 million drawn down in full on April 9, 2020. The loan was used to partially finance the acquisition costs of two newly acquired vessels, Niledutch Lion and Phoebe, owned by these vessel owning companies, liens on which vessels secure this loan agreement. The loan bears interest at LIBOR plus 3.9% margin and is repayable in nineteen quarterly instalments starting from September 30, 2020 over a five year period of the loan with a balloon payment at maturity amounting to $10.4 million.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Swaps

In the past, we entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we paid in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. All of these interest rate swap agreements have expired and we do not currently have any outstanding interest rate swap agreements. Refer to Note 9, “Financial Instruments”, to our unaudited condensed consolidated financial statements included in this report.

Foreign Currency Exchange Risk

We did not enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions during the three months ended March 31, 2020 and 2019.

Off-Balance Sheet Arrangements

We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

Risk Factors

Our operations and financial results are subject to various risks and uncertainties that could adversely affect our business, financial condition, results of operations, cash flows, and the trading price of our common stock. For risk factors that may cause actual results to differ materially from those anticipated, please refer to “Item 3. Key Information D. Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on February 27, 2020 and the following update thereto.

The COVID-19 virus pandemic and the resulting disruptions to the global economy and the container shipping industry could negatively affect our business, financial performance and our results of operations, including our ability to obtain charters and financing.

The outbreak of the COVID-19 virus has in 2020 led a number of countries, ports and organizations to take measures against its spread, such as quarantines and restrictions on travel. Such measures were taken initially in China, including Chinese ports, where we conduct a significant amount of our operations, and have since expanded to other countries globally covering most ports where we conduct business. These measures have and will likely continue to cause severe trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production and closure of businesses and facilities and reduced consumer demand. The duration and severity of this global health emergency and related disruptions remains uncertain.

The COVID-19 pandemic and the global response thereto has introduced uncertainty in a number of areas of our business, including our operational, commercial and financial activities. The severe impact of the pandemic on global economic activity is expected to result in a global recession, the duration and severity of which is uncertain, and has negatively affected global demand for the seaborne transportation of containerized cargoes, which, particularly if such conditions persist, could have a material adverse effect on our ability to secure charters at profitable rates, in a timely fashion without a period of off-hire, or at all, particularly for our vessels with charters expiring in 2020, as demand for additional charters could be significantly affected. Of our 62 vessels, including those owned by Gemini, as of May 18, 2020, 30 vessels, each of which is below 6,500 TEU in capacity, are employed on time charters expiring in 2020.

These factors could also have a material adverse effect on the business of our liner company charterers, some of which were already under financial pressure after losses in recent years, which could adversely affect their ability and willingness to perform their obligations under our existing charters as well as decreasing demand for future charters. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant reductions in revenue and earnings, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to comply with the covenants in, or refinance, our credit facilities.

Until such time as the uncertainty surrounding the ability to contain the spread of COVID-19 abates, our business and the shipping industry as a whole is likely to continue to be impacted not only by reduced demand for containerized shipping services, but also from a reduced workforce and delays in crew changes as a result of quarantines applicable in numerous countries and ports and delays of vessels as a result of port checks due to cases, or suspected cases, of COVID-19 amongst crew, as well as delays in scheduled drydockings, intermediate or special surveys of vessels and scheduled and unscheduled ship repairs and upgrades, including the installation of scrubbers and ballast water treatment equipment. For example, during the three months ended March 31, 2020, we experienced delays in Chinese shipyards related to the scheduled installations of the scrubbers on our vessels and delays in carrying of dry-docking repairs, which resulted in incremental off-hire time of our vessels ultimately leading to decreased operating revenue. In addition, travel restrictions imposed on a global level caused disruptions in scheduled crew changes on our vessels and delays in carrying out certain hull repairs and maintenance during the first quarter of 2020, which disruptions could continue to affect our operations.

The impact of COVID-19 on credit markets and financial institutions could also result in increased interest rate spreads and other costs of, and difficulty in obtaining, bank financing, including to refinance existing credit facilities and to finance the purchase price of additional vessel acquisitions, which could limit our ability to grow our business in line with our strategy.

Any prolonged slowdown in the global economy would be likely to continue to negatively impact worldwide demand for products transported by containerships, adversely affect the liquidity and financial position of our charterers and decrease rechartering hire rates for our vessels resulting in reductions in our revenue and the market value of our vessels, which could materially adversely affect our business and results of operations, as well as our ability to service or refinance our debt and comply with financial covenants of our credit facilities.

Capitalization and Indebtedness

The table below sets forth our consolidated capitalization as of March 31, 2020.

•	on an actual basis; and
•	on an as adjusted basis to reflect, in the period from April 1, 2020 to May 18, 2020, drawn down of a new $24.0 million loan with Macquarie Bank, refinancing of the leaseback obligation amounting to $134.3 million as of March 31, 2020 with a new leaseback obligation amounting to $139.1 million and scheduled debt repayments of $29.2 million, of which $25.8 million relates to our 2018 Credit Facilities and $3.4 million relates to our Sinosure-CEXIM-Citi-ABN Amro credit facility.

Other than these adjustments, there have been no material changes to our capitalization from debt or equity issuances, re-capitalizations, special dividends, or debt repayments as adjusted in the table below between April 1, 2020 and May 18, 2020.

	As of March 31, 2020
	Actual	As adjusted
	(US Dollars in thousands)
Debt:
Total debt (1) (2)	$1,549,064	$1,548,657
Stockholders’ equity:
Preferred stock, par value $0.01 per share; 100,000,000 preferred shares authorized and none issued; actual and as adjusted	-	-
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 24,789,312 shares issued and outstanding; actual and as adjusted (3)	248	248
Additional paid-in capital	785,572	785,572
Accumulated other comprehensive loss	(124,363)	(124,363)
Retained earnings	242,191	242,191
Total stockholders’ equity	903,648	903,648
Total capitalization	$2,452,712	$2,452,305

(1)	Total debt includes $1,414.8 million of long-term debt ($1,409.6 million, as adjusted) and $134.3 million ($139.1 million, as adjusted) of long-term leaseback obligations. Long-term debt excludes accumulated accrued interest of $179.8 million outstanding as of March 31, 2020. All of our indebtedness is secured and guaranteed by the Company. See Note 10 “Long-Term Debt, net” to our unaudited condensed consolidated financial statements included elsewhere in this report.
(2)	Total debt is presented gross of the fair value adjustment and deferred finance costs, which amount to $18.5 million and $31.0 million, respectively.
(3)	Actual and as adjusted issued and outstanding common stock include 216,276 shares of restricted stock, which are scheduled to vest on December 31, 2021, subject to satisfaction of the vesting terms.

Our Fleet

The following table describes in detail our fleet deployment profile as of May 18, 2020:

Vessel Name	Year Built	Vessel size (TEU)	Expiration of charter(1)	Charterer	Charter Type(2)	Through	Charter rate(3)	Extension Options(4)
Hyundai Ambition (exMSC Ambition)	2012	13,100	June 2024	HMM	T/C	May 2020(5)	$59,418
					T/C	June 2024	$64,918	+3 years at $60,418
Hyundai Speed (ex Maersk Exeter)	2012	13,100	June 2024	HMM	T/C	June 2020(5)	$59,418
					T/C	June 2024	$64,918	+3 years at $60,418
Hyundai Smart (exMaersk Enping)	2012	13,100	May 2024	HMM	T/C	May 2020(5)	$59,418
					T/C	May 2024	$64,918	+3 years at $60,418
Hyundai Respect(10)	2012	13,100	March 2024	HMM	T/C	March 2024	$64,918	+3 years at $60,418
Hyundai Honour(10)	2012	13,100	February 2024	HMM	T/C	February 2024	$64,918	+3 years at $60,418
Express Rome	2011	10,100	February 2022	Hapag Lloyd	T/C	May 2021	$27,000
					T/C	February 2022	$28,000	+3 months at $28,000
								+10 up to 14 months at $29,000
								+10 up to 14 months at $30,000
Express Berlin	2011	10,100	April 2022	Yang Ming	T/C	April 2022	$27,750	+4 months at $27,750
Express Athens	2011	10,100	February 2022	Hapag Lloyd	T/C	May 2021	$27,000
					T/C	February 2022	$28,000	+3 months at $28,000
								+10 up to 14 months at $29,000
								+10 up to 14 months at $30,000
Le Havre	2006	9,580	April 2023	MSC	T/C	April 2023	$23,000	+4 months at $23,000
Pusan C	2006	9,580	March 2023	MSC	T/C	March 2023	$23,000	+4 months at $23,000
CMA CGM Melisande	2012	8,530	May 2024	CMA CGM	T/C	November 2023	$43,000
					T/C	May 2024	at market(6)	+6 months at market(6)
CMA CGM Attila	2011	8,530	October 2023	CMA CGM	T/C	April 2023	$43,000
					T/C	October 2023	at market(6)	+6 months at market(6)
CMA CGM Tancredi	2011	8,530	November 2023	CMA CGM	T/C	May 2023	$43,000
					T/C	November 2023	at market(6)	+6 months at market(6)
CMA CGM Bianca	2011	8,530	January 2024	CMA CGM	T/C	July 2023	$43,000
					T/C	January 2024	at market(6)	+6 months at market(6)
CMA CGM Samson	2011	8,530	March 2024	CMA CGM	T/C	September 2023	$43,000
					T/C	March 2024	at market(6)	+6 months at market(6)
America	2004	8,468	February 2023	MSC	T/C	February 2023	$22,000	+4 months at $22,000
Europe	2004	8,468	March 2023	MSC	T/C	March 2023	$22,000	+4 months at $22,000
Niledutch Lion	2008	8,626	February 2022	Niledutch	T/C	February 2022	$28,000	+3 months at $28,000
Phoebe	2005	8,463	April 2022	ONE	T/C	April 2022	$24,000	+4 months at $24,000
CMA CGM Moliere	2009	6,500	February 2022	CMA CGM	T/C	August 2021	$34,350
					T/C	February 2022	at market(6)	+6 months at market(6)
CMA CGM Musset	2010	6,500	August 2022	CMA CGM	T/C	February 2022	$34,350
					T/C	August 2022	at market(6)	+6 months at market(6)
CMA CGM Nerval	2010	6,500	October 2022	CMA CGM	T/C	April 2022	$34,350
					T/C	October 2022	at market(6)	+6 months at market(6)
CMA CGM Rabelais	2010	6,500	December 2022	CMA CGM	T/C	June 2022	$34,350
					T/C	December 2022	at market(6)	+6 months at market(6)
CMA CGM Racine	2010	6,500	January 2023	CMA CGM	T/C	July 2022	$34,350
					T/C	January 2023	at market(6)	+6 months at market(6)
YM Mandate	2010	6,500	January 2028	Yang Ming	B/B	January 2028	$26,890	+8 months at $26,890
YM Maturity	2010	6,500	April 2028	Yang Ming	B/B	April 2028	$26,890	+8 months at $26,890
Dimitra C	2002	6,402	January 2023	Hapag Lloyd	T/C	January 2023	$20,000	+3 months at $20,000
								+12 months at $21,500
Performance	2002	6,402	May 2020	OOCL	T/C	May 2020	$22,000
ZIM Rio Grande	2008	4,253	June 2020	ZIM	T/C	June 2020	$13,700
ZIM Sao Paolo	2008	4,253	August 2020	ZIM	T/C	August 2020	$13,700	+3 months at $13,700
ZIM Kingston	2008	4,253	September 2020	ZIM	T/C	September 2020	$13,700	+3 months at $13,700
ZIM Monaco	2009	4,253	November 2020	ZIM	T/C	November 2020	$13,700	+3 months at $13,700
ZIM Dalian	2009	4,253	February 2021	ZIM	T/C	February 2021	$13,700	+3 months at $13,700
ZIM Luanda	2009	4,253	May 2021	ZIM	T/C	May 2021	$13,700	+3 months at $13,700
Seattle C	2007	4,253	September 2020	CMA CGM	T/C	September 2020	$12,000	+6 months at $12,000
YM Vancouver	2007	4,253	June 2020	Yang Ming	T/C	June 2020	$10,150	+5 months at $10,150
Derby D	2004	4,253	July 2020	CMA CGM	T/C	May 2020	$9,200
					T/C	July 2020	$8,750	+8 months at $8,750
ANL Tongala	2004	4,253	October 2020	CMA CGM	T/C	June 2020	$9,200
T/C	October 2020	$8.750	+7 months at $8,750

Dimitris C	2001	3,430	June 2020	CMA CGM	T/C	June 2020	$9,500	+3 months at $9,500
								+4.5 up to 6 months at $10,500
Express Argentina	2010	3,400	June 2020	Maersk	T/C	June 2020	$9,000	+3 months at $9,000
Express Brazil	2010	3,400	September 2020	CMA CGM	T/C	September 2020	$10,600	+3 months at $10,600
Express France	2010	3,400	October 2020	CMA CGM	T/C	October 2020	$10,600	+3 months at $10,600
Express Spain	2011	3,400	July 2020	Cosco	T/C	July 2020	$9,000	+3 months at $9,000
Express Black Sea	2011	3,400	November 2020	CMA CGM	T/C	November 2020	$11,000	+3 months at $11,000
Singapore	2004	3,314	July 2020	OOCL	T/C	July 2020	$9,000	+3 months at $9,000
Colombo	2004	3,314	August 2020	MSC	T/C	August 2020	$9,100	+2 months at $9,100
MSC Zebra	2001	2,602	September 2020	MSC	T/C	September 2020	$9,500
Danae C	2001	2,524	June 2020	Hapag Lloyd	T/C	June 2020	$9,000	+8.5 months at $9,000
Amalia C	1998	2,452	August 2020	Yang Ming	T/C	June 2020	$9,100
					T/C	August 2020	$7,600	+5 months at $7,600
Vladivostok	1997	2,200	June 2020	CMA CGM	T/C	June 2020	$8,000	+4 months at $8,000
Stride	1997	2,200	August 2020	Evergreen	T/C	August 2020	$8,000	+3 months at $8,000
Sprinter	1997	2,200	July 2020	Evergreen	T/C	July 2020	$8,000	+3 months at $8,000
Future	1997	2,200	June 2020	Evergreen	T/C	June 2020	$9,200	+3 months at $9,200
Advance	1997	2,200	August 2020	Evergreen	T/C	August 2020	$8,000	+3 months at $8,000
Bridge	1998	2,200	September 2020	Samudera	T/C	September 2020	$9,150	+2 months at $9,150
Highway	1998	2,200	May 2020	Cosco	T/C	May 2020	$8,000
Progress C	1998	2,200	July 2020	Evergreen	T/C	July 2020	$8,000	+3 months at $8,000

Contracted Vessel	Year Built	Vessel size (TEU)	Expiration of charter(1)	Charterer	Charter Type(2)	Through	Charter rate(3)	Extension Options(4)
SM Charleston(7)	2005	8,533	—	—	—	—	—	—

Gemini Vessels	Year Built	Vessel size (TEU)	Expiration of charter(1)	Charterer	Charter Type(2)	Through	Charter rate(3)	Extension Options(4)
Belita(8)	2006	8,533	September 2021	CMA CGM	T/C	September 2021	$25,000	+4 months at $25,000
Catherine C(8)	2001	6,422	January 2023	MSC	T/C	January 2023	$18,000	+4 months at $18,000
Leo C(8)	2002	6,422	August 2022	MSC	T/C	August 2022	$18,000	+4 months at $18,000
Suez Canal(8)(9)	2002	5,610	July 2020	TS Lines	T/C	July 2020	$10,000	+3 months at $10,000
Genoa(8)(9)	2002	5,544	August 2020	Hapag Lloyd	T/C	August 2020	$17,000	+3 months at $17,000

(1)	Earliest date charters could expire. Most charters include options for the charterers to extend their terms as described in the “Extension Options” column.
(2)	“T/C” stands for “Time Charter” and “B/B” stands for “Bareboat Charter”.
(3)	Gross charter rate, which does not include charter commissions.
(4)	At the option of the charterer.
(5)	Increased charter rate applies from date of scrubber installation, which is currently expected to be from the date indicated in the table and onwards; however, final scrubber installation date may vary.
(6)	Daily charter rate for last six months of the contractual charter term will be the prevailing market rate at that time.
(7)	We have agreed to acquire this vessel with expected delivery to us in June 2020.
(8)	Vessels acquired by Gemini, in which Danaos holds a 49% equity interest
(9)	A subsidiary of Gemini holds a leasehold bareboat charter interest in such vessel, which was financed by and is subject to a capital lease pursuant to which such subsidiary will acquire all rights to such vessel at the end of such lease.
(10)	A subsidiary of Danaos holds a leasehold bareboat charter interest in such vessel, which was financed by and is subject to a capital lease pursuant to which such subsidiary will acquire all rights to such vessel at the end of such lease.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning our operations, cash flows, financial position, including with respect to vessel and other asset values, plans, objectives, goals, strategies, future events, performance or business prospects, changes and trends in our business and the markets in which we operate, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions. Although Danaos Corporation believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Danaos Corporation cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of containerized cargo, the ability and willingness of charterers to fulfill their obligations to us, charter rates for containerships, shipyards performing scrubber installations, drydocking and repairs, changing vessel crews and availability of financing; the effects of the 2018 Refinancing transactions; Danaos’ ability to achieve the expected benefits of the 2018 Refinancing and comply with the terms of its new credit facilities and other agreements entered into in connection with the 2018 Refinancing, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by us with the U.S. Securities and Exchange Commission.

DANAOS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States Dollars, except share and per share amounts)

		As of
		March 31,	December 31,
	Notes	2020	2019
ASSETS		(unaudited)
CURRENT ASSETS
Cash and cash equivalents		$97,019	$139,170
Accounts receivable, net		7,921	7,145
Inventories		8,707	8,494
Prepaid expenses		938	1,458
Due from related parties	14	22,063	20,512
Other current assets		15,425	13,607
Total current assets		152,073	190,386
NON-CURRENT ASSETS
Fixed assets at cost, net of accumulated depreciation of $865,010 (2019: $840,429)	3	2,413,730	2,389,874
Deferred charges, net	4	13,995	11,455
Investments in affiliates	5	10,510	8,965
Other non-current assets	6	71,199	82,339
Total non-current assets		2,509,434	2,492,633
Total assets		$2,661,507	$2,683,019

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$12,838	$11,168
Accrued liabilities	7	13,691	8,527
Current portion of long-term debt, net	8	119,525	119,673
Current portion of long-term leaseback obligation, net	3	16,804	16,342
Accumulated accrued interest, current portion		32,870	34,137
Unearned revenue		17,291	17,960
Other current liabilities	8	7,848	15,273
Total current liabilities		220,867	223,080

LONG-TERM LIABILITIES
Long-term debt, net	8	1,245,785	1,270,663
Long-term leaseback obligation, net of current portion	3	117,534	121,872
Accumulated accrued interest, net of current portion		146,909	156,583
Unearned revenue, net of current portion		26,265	28,528
Other long-term liabilities		499	603
Total long-term liabilities		1,536,992	1,578,249
Total liabilities		1,757,859	1,801,329
Commitments and Contingencies	10	-	-
STOCKHOLDERS’ EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of March 31, 2020 and December 31, 2019)	11	-	-
Common stock (par value $0.01, 750,000,000 common shares authorized as of March 31, 2020 and December 31, 2019. 24,789,312 shares issued and outstanding as of March 31, 2020 and December 31, 2019)	11	248	248
Additional paid-in capital		785,572	785,274
Accumulated other comprehensive loss	6, 9	(124,363)	(116,934)
Retained earnings		242,191	213,102
Total stockholders’ equity		903,648	881,690
Total liabilities and stockholders’ equity		$2,661,507	$2,683,019

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(Expressed in thousands of United States Dollars, except share and per share amounts)

		Three months ended
		March 31,
	Notes	2020	2019

OPERATING REVENUES	12	$106,196	$112,891

OPERATING EXPENSES
Voyage expenses	14	(4,046)	(3,270)
Vessel operating expenses		(26,002)	(25,871)
Depreciation		(24,581)	(23,766)
Amortization of deferred drydocking and special survey costs	4	(2,310)	(2,191)
General and administrative expenses	14	(5,840)	(6,869)
Income From Operations		43,417	50,924

OTHER INCOME (EXPENSES):
Interest income		1,714	1,596
Interest expense		(16,313)	(17,843)
Other finance expenses		(622)	(324)
Equity income/(loss) on investments	5	1,545	(84)
Other income, net	8	251	67
Loss on derivatives	9	(903)	(893)
Total Other Expenses, net		(14,328)	(17,481)

Net Income		$29,089	$33,443

EARNINGS PER SHARE
Basic earnings per share		$1.18	$2.24
Diluted earnings per share		$1.17	$2.19
Basic weighted average number of common shares (in thousands)	13	24,573	14,939
Diluted weighted average number of common shares (in thousands)	13	24,789	15,237

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (unaudited)

(Expressed in thousands of United States Dollars)

		Three months ended
		March 31,
	Notes	2020	2019
Net income for the period		$29,089	$33,443
Other comprehensive income/(loss):
Unrealized loss on available for sale securities	7	(8,332)	(605)
Amortization of deferred realized losses on cash flow hedges	10	903	893
Total Other Comprehensive Income/(Loss)		(7,429)	288
Comprehensive Income		$21,660	$33,731

The accompanying notes are an integral part of these condensed consolidated financial statements

F-4

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (unaudited)

(Expressed in thousands of United States Dollars)

	Common Stock
	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total
As of December 31, 2018	15,237	$152	$727,562	$(118,710)	$81,849	$690,853
Net Income	—	—	—	—	33,443	33,443
Stock compensation	—	—	830	—	—	830
Net movement in other comprehensive income	—	—	—	288	—	288
As of March 31, 2019	15,237	$152	$728,392	$(118,422)	$115,292	$725,414

	Common Stock
	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total
As of December 31, 2019	24,789	$248	$785,274	$(116,934)	$213,102	$881,690
Net Income	—	—	—	—	29,089	29,089
Stock compensation	—	—	298	—	—	298
Net movement in other comprehensive income	—	—	—	(7,429)	—	(7,429)
As of March 31, 2020	24,789	$248	$785,572	$(124,363)	$242,191	$903,648

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-5

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(Expressed in thousands of United States Dollars)

	Three months ended
	March 31,
	2020	2019
Cash Flows from Operating Activities
Net income	$29,089	$33,443

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	24,581	23,766
Amortization of deferred drydocking and special survey costs	2,310	2,191
Amortization of finance costs	2,520	3,150
Exit fee accrued on debt	138	167
Debt discount amortization	1,534	1,809
PIK interest	807	840
Payments for drydocking and special survey costs deferred	(4,850)	(121)
Amortization of deferred realized losses on interest rate swaps	903	893
Stock based compensation	298	830
Equity (income)/loss on investments	(1,545)	84
(Increase)/Decrease in
Accounts receivable	(776)	1,782
Inventories	(213)	(609)
Prepaid expenses	520	(460)
Due from related parties	(1,551)	(2,114)
Other assets, current and non-current	(645)	(3,983)
Increase/(Decrease) in
Accounts payable	1,877	(59)
Accrued liabilities	3,466	977
Unearned revenue, current and long-term	(2,932)	(3,388)
Other liabilities, current and long-term	(104)	(196)
Net Cash provided by Operating Activities	55,427	59,002

Cash Flows from Investing Activities
Vessels additions and advances	(42,246)	(1,667)
Investments	(75)	-
Net Cash used in Investing Activities	(42,321)	(1,667)

Cash Flows from Financing Activities
Payments of long-term debt	(32,637)	(29,714)
Payments of leaseback obligation	(3,876)	-
Payments of accumulated accrued interest	(8,329)	(9,100)
Finance costs	(10,415)	(14,487)
Net Cash used in Financing Activities	(55,257)	(53,301)

Net Increase/(Decrease) in cash and cash equivalents	(42,151)	4,034
Cash and cash equivalents at beginning of period	139,170	77,275
Cash and cash equivalents at end of period	$97,019	$81,309

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-6

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	Basis of Presentation and General Information

The accompanying condensed consolidated financial statements (unaudited) have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of the Company is the United States Dollar.

Danaos Corporation (“Danaos” or “Company”), formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. The authorized capital stock of Danaos Corporation is 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. Refer to Note 12, “Stockholders’ Equity”. The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships that are under the exclusive management of a related party of the Company.

In the opinion of management, the accompanying condensed consolidated financial statements (unaudited) of Danaos and subsidiaries contain all adjustments necessary to present fairly, in all material respects, the Company’s condensed consolidated financial position as of March 31, 2020, the condensed consolidated results of operations for the three months ended March 31, 2020 and 2019 and the condensed consolidated cash flows for the three months ended March 31, 2020 and 2019. All such adjustments are deemed to be of a normal, recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Danaos’ Annual Report on Form 20-F for the year ended December 31, 2019. The results of operations for the three months ended March 31, 2020, are not necessarily indicative of the results to be expected for the full year. The year-end condensed consolidated balance sheet data was derived from annual financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The accompanying condensed consolidated financial statements (unaudited) represent the consolidation of the accounts of the Company and its wholly owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-company transaction balances and unrealized gains on transactions between the companies are eliminated.

The Company also consolidates entities that are determined to be variable interest entities, of which the Company is the primary beneficiary, as defined in the authoritative guidance under U.S. GAAP. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. The condensed consolidated financial statements (unaudited) have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the condensed consolidated balance sheets and condensed consolidated statements of income, cash flows and stockholders’ equity at and for each period since their respective incorporation dates. The consolidated companies are referred to as “Danaos,” or “the Company.”

As of March 31, 2020, Danaos included the vessel owning companies (the “Danaos Subsidiaries”) listed below. All vessels are container vessels:

Company	Date of Incorporation	Vessel Name	Year Built	TEU(1)
Megacarrier (No. 1) Corp.	September 10, 2007	Hyundai Honour	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Hyundai Respect	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Hyundai Smart (ex Maersk Enping)	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Maersk Exeter	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Hyundai Ambition (ex MSC Ambition)	2012	13,100

F-7

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU(1)
CellContainer (No. 6) Corp.	October 31, 2007	Express Berlin	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Express Rome	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Express Athens	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	Pusan C	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	Le Havre	2006	9,580
Blackwell Seaways Inc.	January 9, 2020	Niledutch Lion	2008	8,626
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Oceanew Shipping Ltd.	January 14, 2002	Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	America	2004	8,468
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	CMA CGM Racine	2010	6,500
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere	2009	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Actaea Company Limited	October 14, 2014	Performance	2002	6,402
Asteria Shipping Company Limited	October 14, 2014	Dimitra C	2002	6,402
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	Zim Dalian	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Zim Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Zim Kingston	2008	4,253
Seacarriers Services Inc.	June 28, 2005	YM Seattle	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	YM Vancouver	2007	4,253
Containers Services Inc.	May 30, 2002	ANL Tongala	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Boulevard Shiptrade S.A	September 12, 2013	Dimitris C	2001	3,430
CellContainer (No. 4) Corp.	March 23, 2007	Express Spain	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Express Black Sea	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Express Argentina	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Express Brazil	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Express France	2010	3,400
Wellington Marine Inc.	January 27, 2005	Singapore	2004	3,314
Auckland Marine Inc.	January 27, 2005	Colombo	2004	3,314
Vilos Navigation Company Ltd.	May 30, 2013	MSC Zebra	2001	2,602
Trindade Maritime Company	April 10, 2013	Amalia C	1998	2,452
Sarond Shipping Inc.	January 18, 2013	Danae C	2001	2,524
Speedcarrier (No. 7) Corp.	December 6, 2007	Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Progress C	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Bridge	1998	2,200
Speedcarrier (No. 1) Corp.	June 28, 2007	Vladivostok	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Sprinter	1997	2,200
Rewarding International Shipping Inc.	October 1, 2019	(2)	2005	8,463
Oceancarrier (No.1) Corp.	February 20, 2020	(3)	2005	8,533

(1)	Twenty-feet equivalent unit, the international standard measure for containers and containership capacity.
(2)	Vessel delivered on April 14, 2020 and renamed to Phoebe.
(3)	Vessel expected to be delivered in June 2020

F-8

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on the Company’s business, financial performance and the results of its operations, including due to decreased demand for global seaborne container trade and containership charter rates, the extent of which will depend largely on future developments. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

The Company has evaluated the impact of current economic situation on the recoverability of the carrying amount of its vessels. As of March 31, 2020, the Company concluded that events and circumstances triggered the existence of potential impairment of its vessels. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on the future operations. As a result, the Company performed step one of the impairment assessment of the Company’s vessels by comparing the undiscounted projected net operating cash flows for each vessel to its carrying values. As of March 31, 2020, the Company’s assessment concluded that step two of the impairment analysis was not required for any vessel, as the undiscounted projected net operating cash flows of the Company’s vessels exceeded the carrying value of the respective vessels. As of March 31, 2020, no vessel impairment loss was identified.

2	Significant Accounting Policies

For a detailed discussion about the Company’s significant accounting policies, see Note 2 “Significant Accounting Policies” in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on February 27, 2020. During the three months ended March 31, 2020, other than the following, there were no other significant changes made to the Company’s significant accounting policies:

Newly Implemented Accounting Principles:

We adopted Topic 326 “Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments” on January 1, 2020. This standard provides new guidance for measuring and recognizing credit losses on financial instruments using the modified retrospective approach with a cumulative effect adjustment to opening retained earnings recorded at the beginning of the period of adoption. The standard applies to the allowance for uncollectible debt securities in the Company’s books, but did not result in any significant changes to the allowance methodology and did not have a material impact on the Company’s unaudited condensed consolidated financial statements.

Recent Accounting Pronouncements:

In March 2020, the FASB issued ASU 2020-4, “Reference Rate Reform (Topic 848)” (“ASU 2020-4”), which provides optional guidance intended to ease the potential burden in accounting for the expected discontinuation of LIBOR as a reference rate in the financial markets. The guidance can be applied to modifications made to certain contracts to replace LIBOR with a new reference rate. The guidance, if elected, will permit entities to treat such modifications as the continuation of the original contract, without any required accounting reassessments or remeasurements. The ASU 2020-4 was effective for the Company beginning on March 12, 2020 and the Company will apply the amendments prospectively through December 31, 2022. There was no impact to the Company’s unaudited condensed consolidation financial statements for the three months ended March 31, 2020 as a result of adopting this standard update. Currently, the Company has various contracts that reference LIBOR and is assessing how this standard may be applied to specific contract modifications.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3	Fixed assets, net

On January 13, 2020, the Company entered into an agreement to acquire a 8,626 TEU container vessel built in 2008 for a gross purchase price of $28.0 million. This vessel was delivered on January 23, 2020 and was renamed to Niledutch Lion.

In the three months ended March 31, 2020, the Company installed scrubbers on four of its vessels with total costs of $17.1 million.

The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $388.1 million and $378.2 million as of March 31, 2020 and as of December 31, 2019, respectively. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

In connection with the 2018 debt refinancing, the Company undertook to seek to refinance two of its 13,100 TEU vessels, the Hyundai Honour and Hyundai Respect, which refinancing was completed on April 12, 2019 through a sale and leaseback arrangement with a term of five years, at the end of which the Company will reacquire the vessels for an aggregate amount of $52.6 million or earlier, at the Company’s option, for a purchase price set forth in the agreement. The net proceeds amounting to $144.8 million were applied pro rata to partially repay the existing credit facilities (Club Facility, Credit Suisse Facility, Citibank $114 mil. Facility and Citibank $123.9 mil. Facility) secured by mortgages on such vessels. This arrangement was recorded as a failed sale and leaseback by the Company with the received proceeds recognized as a financial liability. The carrying value of these vessels amount to $274.3 million as of March 31, 2020. See also the Note 15 “Subsequent Events”.

The scheduled leaseback instalments subsequent to March 31, 2020 are as follows (in thousands):

Instalments due by period ended:
March 31, 2021	$32,521
March 31, 2022	32,522
March 31, 2023	32,521
March 31, 2024	32,611
Until April 2024	52,625
Total leaseback instalments	182,800
Less: Imputed interest	(48,462)
Total leaseback obligation	134,338
Less: Current leaseback obligation	(16,804)
Leaseback obligation, net of current portion	$117,534

4	Deferred Charges, net

Deferred charges, net consisted of the following (in thousands):

Drydocking and Special Survey Costs
As of January 1, 2019	$13,031
Additions	7,157
Amortization	(8,733)
As of December 31, 2019	11,455
Additions	4,850
Amortization	(2,310)
As of March 31, 2020	$13,995

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4	Deferred Charges, net (Continued)

The Company follows the deferral method of accounting for drydocking and special survey costs in accordance with accounting for planned major maintenance activities, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Furthermore, when a vessel is drydocked for more than one reporting period, the respective costs are identified and recorded in the period in which they were incurred and not at the conclusion of the drydocking.

5	Investments in affiliates

In August 2015, an affiliated company Gemini Shipholdings Corporation (“Gemini”) was formed by the Company and Virage International Ltd. (“Virage”), a company controlled by the Company’s largest shareholder. Gemini acquired a 100% interest in entities with capital leases for the Suez Canal and Genoa and that own the container vessels Catherine C and Leo C. In August 2019, an affiliated company of Gemini acquired an 8,533 TEU container vessel built in 2006 renamed to Belita. Gemini financed these acquisitions with the assumption of capital lease obligations of $35.4 million, $30.0 million of borrowings under secured loan facilities and an aggregate of $47.4 million from equity contributions from the Company and Virage, which subscribed in cash for 49% and 51%, respectively, of Gemini’s issued and outstanding share capital. As of March 31, 2020, Gemini consolidated its wholly owned subsidiaries listed below:

Company	Vessel Name	Year Built	TEU	Date of vessel delivery
Averto Shipping S.A.	Suez Canal	2002	5,610	July 20, 2015
Sinoi Marine Ltd.	Genoa	2002	5,544	August 2, 2015
Kingsland International Shipping Limited	Catherine C	2001	6,422	September 21, 2015
Leo Shipping and Trading S.A.	Leo C	2002	6,422	February 4, 2016
Springer Shipping Co.	Belita	2006	8,533	August 26, 2019

The Company has determined that Gemini is a variable interest entity of which the Company is not the primary beneficiary, and as such, this affiliated company is accounted for under the equity method and recorded under “Equity income/(loss) on investments” in the condensed consolidated statements of income. The Company does not guarantee the debt of Gemini and its subsidiaries and has the right to purchase all of the beneficial interest in Gemini that it does not own for fair market value at any time after December 31, 2018, to the extent permitted under its credit facilities. The net assets of Gemini total $21.4 million and $18.3 million as of March 31, 2020 and December 31, 2019, respectively. The Company’s exposure is limited to its share of the net assets of Gemini proportionate to its 49% equity interest in Gemini.

A condensed summary of the financial information for equity accounted investments 49% owned by the Company shown on a 100% basis are as follows (in thousands):

	As of	As of
	March 31, 2020	December 31, 2019
Current assets	$6,074	$6,242
Non-current assets	$70,453	$69,740
Current liabilities	$8,746	$9,892
Non-current liabilities	$46,332	$47,795

	Three months ended	Three months ended
	March 31, 2020	March 31, 2019
Net operating revenues	$8,157	$3,710
Net income/(loss)	$3,154	$(173)

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6	Other Non-current Assets

Other non-current assets consisted of the following (in thousands):

	As of	As of
	March 31, 2020	December 31, 2019
Available for sale securities:
ZIM notes, net	$16,005	$20,078
HMM notes, net	8,277	11,377
Equity participation ZIM	$75	-
Advances for vessels additions	$11,531	18,800
Advances for vessels acquisition	$5,076	2,507
Other assets	30,235	29,577
Total	$71,199	$82,339

Equity participation in ZIM and interest bearing unsecured ZIM notes maturing in 2023, which consist of $8.8 million Series 1 Notes and $41.1 million of Series 2 Notes, were obtained after the charter restructuring agreements with ZIM in July 2014. Interest bearing senior unsecured HMM notes consist of $32.8 million Loan Notes 1 maturing in July 2024 and $6.2 million Loan Notes 2 maturing in December 2022, which were obtained after the charter restructuring agreements with HMM in July 2016. See Note 7 “Other Non-current Assets” to the consolidated financial statements in the Annual Report on Form 20-F for the year ended December 31, 2019 for further details.

ZIM and HMM unsecured debt securities are not publicly traded, are infrequently traded over the counter by certain brokers and have no readily determinable market value or credit ratings. The unrealized loss was primarily caused by challenging business environment faced by container shipping industry, which affected profitability and liquidity of ZIM and HMM. Credit spreads of debt securities issued by shipping companies, including ZIM and HMM increased due to impact the COVID-19 pandemic on near-term profit and liquidity forecasts of liner companies by the industry analysts. The Company collects cash interest applicable to ZIM securities and rentals on the Company’s vessels leased to ZIM and HMM on a regular basis, in accordance with the contractual agreements. The contractual terms of ZIM and HMM debt securities do not permit ZIM or HMM to settle the debt securities at a price less than the amortized cost basis on the investments. The Company currently does not expect ZIM or HMM to settle the debt securities at a price less than the amortized cost basis of the investments. The Company does not intend to sell ZIM and HMM debt securities and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis. These securities are in continuous unrealized loss position for a period exceeding twelve months as of March 31, 2020 and December 31, 2019.

The following tables summarizes the unrealized positions for available-for-sale debt securities as of March 31, 2020 and December 31, 2019 (in thousands):

Description of securities	Amortized cost basis	Fair value	Unrealized loss
March 31, 2020
ZIM notes	$47,826	$16,005	$(31,821)
HMM notes	23,012	8,277	(14,735)
Total	$70,838	$24,282	$(46,556)

December 31, 2019
ZIM notes	$47,171	$20,078	$(27,093)
HMM notes	22,508	11,377	(11,131)
Total	$69,679	$31,455	$(38,224)

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6	Other Non-current Assets (Continued)

The unrealized losses, which were recognized in other comprehensive loss, are analyzed as follows as of March 31, 2020 (in thousands):

Unrealized loss on available for sale securities
Beginning balance as of January 1, 2020	$(38,224)
Unrealized loss on available for sale securities	(8,332)
Ending balance as of March 31, 2020	$(46,556)

The Company has agreed to install scrubbers on another five of its vessels with contracted obligations therefore, together with estimated costs related to their installation, expected to amount to approximately $21.2 million out of which advances of $11.1 million were paid before March 31, 2020 and the remaining amount of $10.1 million is expected to be paid in 2020.

On October 2, 2019, the Company entered into an agreement to acquire a 8,463 TEU container vessel built in 2005 for a gross purchase price of $25.0 million, of which $2.5 million was advanced before December 31, 2019. This vessel was delivered on April 14, 2020 and was renamed to Phoebe. On February 21, 2020, the Company entered into an agreement to acquire a 8,533 TEU container vessel built in 2005 for a gross purchase price of $23.6 million, of which $2.4 million was advanced before March 31, 2020. This vessel is expected to be delivered in June 2020.

Other assets mainly include non-current assets related to straight-lining of the Company’s revenue amounting to $27.2 million and $29.6 million as of March 31, 2020 and December 31, 2019, respectively.

7	Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of	As of
	March 31, 2020	December 31, 2019
Accrued payroll	$808	$809
Accrued interest	3,485	3,910
Accrued dry-docking expenses	2,744	-
Accrued expenses	6,654	3,808
Total	$13,691	$8,527

Accrued expenses mainly consisted of accruals related to the operation of the Company’s fleet and vessel additions as of March 31, 2020 and December 31, 2019.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8	Long-Term Debt, net

Long-term debt, net consisted of the following (in thousands):

Credit Facility	Balance as of March 31, 2020	Balance as of December 31, 2019
The Royal Bank of Scotland $475.5 mil. Facility	$454,480	$458,604
HSH Nordbank AG - Aegean Baltic Bank - Piraeus Bank $382.5 mil. Facility	367,655	372,340
Citibank $114 mil. Facility	71,203	74,402
Credit Suisse $171.8 mil. Facility	112,398	115,759
Citibank – Eurobank $37.6 mil. Facility	25,168	27,455
Club Facility $206.2 mil.	139,063	143,389
Sinosure Cexim - Citibank - ABN Amro $203.4 mil. Facility	37,290	40,680
Citibank $123.9 mil. Facility	87,713	88,793
Citibank $120 mil. Facility	97,479	100,245
Fair value of debt	(18,460)	(19,994)
Comprehensive Financing Plan exit fees accrued	22,277	22,139
Total long-term debt	$1,396,266	$1,423,812
Less: Deferred finance costs, net	(30,956)	(33,476)
Less: Current portion	(119,525)	(119,673)
Total long-term debt net of current portion and deferred finance cost	$1,245,785	$1,270,663

Each of the credit facilities is collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels, and in the case of the credit facilities entered into in 2018 the Company’s investments in ZIM and Hyundai Merchant Marine securities, and stock pledges and benefits from corporate guarantees. As of March 31, 2020, fifty-three of the Company’s vessels, excluding the Niledutch Lion, Hyundai Honour and Hyundai Respect, having a net carrying value of $2,118.4 million, were subject to first and second preferred mortgages as collateral to the Company’s credit facilities.

As of March 31, 2020, there was no remaining borrowing availability under the Company’s credit facilities. The Company was in compliance with the financial covenants of the credit facilities as of March 31, 2020 and December 31, 2019.

The Sinosure–Cexim–Citibank–ABN Amro Credit Facility provides for semi-annual amortization payments and the 2018 Credit Facilities provide for quarterly fixed and variable amortization payments, together representing approximately 85% of actual free cash flows from the relevant vessels securing such credit facilities, subject to certain adjustments. The 2018 Credit Facilities have maturity dates of December 31, 2023 (or in some cases June 30, 2024). The scheduled debt maturities of total long-term debt subsequent to March 31, 2020 are as follows (in thousands):

Payments due by period ended	Fixed principal repayments	Final payments*	Total principal payments
March 31, 2021	$119,525	-	$119,525
March 31, 2022	113,094	-	113,094
March 31, 2023	89,060	-	89,060
March 31, 2024	56,560	$713,313	769,873
June 30, 2024	-	300,897	300,897
Total long-term debt	$378,239	$1,014,210	$1,392,449

* The final payments include the unamortized remaining principal debt balances under the 2018 Credit Facilities, as such amount will be determinable following the fixed amortization. As mentioned above, the Company is also subject to quarterly variable principal amortization based on actual free cash flows, which are included under “Final payments” in this table.

Unpaid loan amendment fees of $7.4 million and $14.8 million are accrued under “Other current liabilities” as of March 31, 2020 and December 31, 2019, respectively.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9	Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents and trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans. The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s condensed consolidated financial statements.

Interest Rate Risk: Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas.

Fair Value: The carrying amounts reflected in the accompanying condensed consolidated balance sheets of financial assets and liabilities (excluding long-term bank loans and certain other non-current assets) approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of available for sale securities is estimated based on either observable market based inputs or unobservable inputs that are corroborated by market data. The Company is exposed to changes in fair value of available for sale securities as there is no hedging strategy.

a. Interest Rate Swap Hedges

The Company currently has no outstanding interest rate swaps agreements. However, in the past years, the Company entered into interest rate swap agreements with its lenders in order to manage its floating rate exposure. Certain variable-rate interests on specific borrowings were associated with vessels under construction and were capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts related to realized gains or losses on cash flow hedges that have been entered into and qualified for hedge accounting, in order to hedge the variability of that interest, were recognized in accumulated other comprehensive loss and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $0.9 million was reclassified into earnings for the three months ended March 31, 2020 and 2019, representing its amortization over the depreciable life of the vessels. An amount of $3.6 million is expected to be reclassified into earnings within the next 12 months.

b. Fair Value of Financial Instruments

The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of March 31, 2020 and December 31, 2019.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9	Financial Instruments (Continued)

The estimated fair values of the Company’s financial instruments are as follows:

	As of March 31, 2020		As of December 31, 2019
	Book Value	Fair Value	Book Value	Fair Value
	(in thousands of $)
Cash and cash equivalents	$97,019	$97,019	$139,170	$139,170
ZIM notes	$16,005	$16,005	$20,078	$20,078
HMM notes	$8,277	$8,277	$11,377	$11,377
Long-term debt, including current portion	$1,396,266	$1,396,266	$1,423,812	$1,423,812

The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of March 31, 2020:

	Fair Value Measurements as of March 31, 2020
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
ZIM notes(1)	$16,005	$—	$16,005	$—
HMM notes(1)	$8,277	$—	$8,277	$—

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of March 31, 2020:

	Fair Value Measurements as of March 31, 2020
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Long-term debt, including current portion(2)	$1,396,266	$—	$1,396,266	$—

The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2019:

	Fair Value Measurements as of December 31, 2019
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
ZIM notes(1)	$20,078	$—	$20,078	$—
HMM notes(1)	$11,377	$—	$11,377	$—

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2019:

	Fair Value Measurements as of December 31, 2019
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Long-term debt, including current portion(2)	$1,423,812	$—	$1,423,812	$—

(1)	The fair value is estimated based on either observable market based inputs or unobservable inputs that are corroborated by market data, including currently available information on the Company’s counterparty, other contracts with similar terms, remaining maturities and interest rates.
(2)	Long-term debt, including current portion is presented gross of deferred finance costs of $31.0 million and $33.5 million as of March 31, 2020 and December 31, 2019, respectively. The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account its increased credit risk and does not include amounts related to the accumulated accrued interest.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10	Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business. Furthermore, the Company does not have any commitments outstanding.

See the Note 6 “Other Non-current Assets” for capital commitments related to the installation of scrubbers on certain of the Company’s vessels and to the contracted acquisition of the vessels and the Note 3 “Fixed Assets, Net” for buyback obligation related to the sale and leaseback arrangement.

11	Stockholders’ Equity

In December 2019, the Company completed the sale of 9,418,080 shares of common stock in the public offering raising aggregate proceeds net of underwriting discounts of $54.4 million, including an investment of approximately $17.3 million by DIL. Additionally the Company incurred approximately $0.9 million of related share issuance costs.

On May 2, 2019, the Company effected a 1-for-14 reverse stock split of the issued and outstanding shares of common stock of the Company. All share and per share data disclosed in the accompanying consolidated financial statements give effect to this reverse stock split retroactively, for all periods presented. The reverse stock split reduced the number of the Company’s outstanding shares of common stock from 213,324,455 to 15,237,456 on May 2, 2019 and affected all issued and outstanding shares of common stock. No fractional shares were issued in connection to the reverse stock split. Stockholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share. The par value and other terms of the Company’s common stock were not affected by the reverse stock split.

The Company’s largest stockholder, Danaos Investment Limited (“DIL”), contributed $10 million to the Company in connection with the consummation of the Company’s debt refinancing on August 10, 2018. DIL did not receive any shares of common stock or other interests in the Company as a result of this contribution.

Additionally, on August 10, 2018, in connection with this debt refinancing, the Company issued 7,095,877 new shares of common stock to certain of the Company’s lenders, which represented 47.5% of the outstanding common stock immediately after this issuance.

As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of Manager’s employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company’s common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods. During the three months ended March 31, 2020, the Company did not grant any shares under the plan. During the three months ended March 31, 2020, no new shares were issued.

The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, directors may elect to receive in Common Stock all or a portion of their compensation. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. During the three months ended March 31, 2020 and March 31, 2019, none of the directors elected to receive their compensation in Company shares.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11	Stockholders’ Equity (Continued)

On September 14, 2018, the Company granted 298,774 shares of restricted stock to executive officers of the Company, out of which 149,386 restricted shares vested on December 31, 2019 and 149,388 restricted shares are scheduled to vest on December 31, 2021. Additionally, on May 10, 2019, the Company granted 137,944 shares of restricted stock to certain employees of the Manager (including 35,714 shares to executive officers), out of which 4,168 shares were forfeited in 2019 and 66,888 restricted shares vested on December 31, 2019 and 66,888 restricted shares are scheduled to vest on December 31, 2021. These restricted shares are subject to satisfaction of the vesting terms, under the Company’s 2006 Equity Compensation Plan, as amended. 216,276 shares of restricted stock are issued and outstanding as of March 31, 2020 and December 31, 2019, respectively.

The Company was not permitted to pay cash dividends under the terms of the 2018 debt refinancing until (1) the Company receives in excess of $50 million in net cash proceeds from offerings of Common Stock and (2) the payment in full of the first installment of amortization payable following the consummation of the debt refinancing under each new credit facility and provided that an event of default has not occurred and the Company is not, and after giving effect to the payment of the dividend, in breach of any covenant. Following the sale of shares of common stock in the public offering completed in December 2019 described above, these conditions are fully satisfied and the Company will be permitted under its credit facilities to pay dividends provided no event of default has occurred or would occur as a result of the payment of such dividend, and it remains in compliance with the financial and other covenants thereunder. To the extent the Company’s credit facilities permit it to pay dividends, any dividend payments will be subject to the Company having sufficient available excess cash and distributable reserves, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and the discretion of the Company’s board of directors.

12	Lease Arrangements

Charters-out

As of March 31, 2020, the Company generated operating revenues from its 56 vessels on time charters or bareboat charter agreements, with remaining terms ranging from less than one year to April 2028. Under the terms of the charter party agreements, most charterers have options to extend the duration of contracts ranging from less than one year to three years after the expiration of the contract. The Company determines fair value of its vessels at the lease commencement date and at the end of lease term for lease classification with the assistance from valuations obtained by third party independent shipbrokers. The Company manages its risk associated with the residual value of its vessels after the expiration of the charter party agreements by seeking multi-year charter arrangements for its vessels.

The future minimum rentals, expected to be earned on non-cancellable time charters and bareboat charters classified as operating leases consisted of the following as of March 31, 2020 (in thousands):

Remainder of 2020	$307,197
2021	356,996
2022	278,173
2023	189,025
2024	57,070
2025 and thereafter	62,213
Total future rentals	$1,250,674

Rentals from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the future minimum rentals, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13	Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended
	March 31, 2020	March 31, 2019
	(in thousands)
Numerator:
Net income	$29,089	$33,443

Denominator (number of shares in thousands):
Basic weighted average common shares outstanding	24,573	14,939
Effect of dilutive securities:
Share based compensation	216	298
Diluted weighted average common shares outstanding	24,789	15,237

14	Related Party Transactions

Management fees to Danaos Shipping Company Limited (“the Manager”) amounted to $4.2 million and $4.1 million in the three months ended March 31, 2020 and 2019, respectively, and are presented under “General and administrative expenses” in the condensed consolidated statements of income.

Commissions to the Manager amounted to $1.3 million in the three months ended March 31, 2020 and 2019 and are presented under “Voyage expenses” in the condensed consolidated statements of income. Commission of 0.5% on the contract price of the vessel Niledutch Lion amounting to $0.1 million was capitalized to the vessel cost as of March 31, 2020.

The balance “Due from related parties” in the condensed consolidated balance sheets totaling $22.1 million and $20.5 million as of March 31, 2020 and December 31, 2019, respectively, represents advances to the Manager on account of the vessels’ operating and other expenses. An amount of $0.3 million and $0.2 million as of March 31, 2020 and December 31, 2019, respectively, was due to executive officers and is presented under “Accounts payable” in the condensed consolidated balance sheets.

15	Subsequent Events

On April 8, 2020, the vessel owning companies Rewarding International Shipping Inc. and Blackwell Seaways Inc. entered into a loan agreement with Macquarie Bank, which is guaranteed by Danaos, for an amount up to $24 million drawn down in full on April 9, 2020. The loan was used to partially finance the acquisition costs of two newly acquired vessels Niledutch Lion and Phoebe owned by these vessel owning companies, liens on which vessels secure this loan agreement. The loan bears interest at LIBOR plus 3.9% margin and is repayable in nineteen quarterly instalments starting from September 30, 2020 over a five year period of the loan with a balloon payment at maturity amounting to $10.4 million.

On May 12, 2020, the Company refinanced the existing leaseback obligation related to the vessels Hyundai Honour and Hyundai Respect with a new sale and leaseback arrangement amounting to $139.1 million with a four years term, at the end of which the Company will reacquire these vessels for an aggregate amount of $36.0 million or earlier, at the Company’s option, for a purchase price set forth in the agreement. This arrangement was recorded as a failed sale and leaseback by the Company with the net proceeds received recognized as a financial liability.